Exhibit 99.2

July 16, 2025

The Manager - Listing

BSE Limited

(BSE: 507685)

The Manager - Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations

NYSE: New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: 79th Annual General Meeting - Scrutinizer’s Report

Pursuant to Regulation 44 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, please find enclosed Scrutinizer’s Report on the resolutions passed at the 79th Annual General Meeting of the Company held on Wednesday, July 16, 2025 for your information and records.

The said resolutions have been approved by Members with requisite majority.

Thanking you.

For Wipro Limited

M Sanaulla Khan

Company Secretary

ENCL: As above

Form No. MGT-13

REPORT OF SCRUTINIZER

[Pursuant to section 108 of the Companies Act, 2013 and Rule 21(2) of the

Companies (Management and Administration) Rules, 2014]

To,

The Chairman of the Seventy Ninth Annual General Meeting (AGM) of the Equity Shareholders of “Wipro Limited” held on Wednesday, July 16, 2025, at 9:00 AM IST through Video Conferencing (VC).

Sir,

I, Pradeep B Kulkarni, Partner of V. Sreedharan and Associates, Company Secretaries, Bengaluru, was appointed as Scrutinizer pursuant to Section 108 of the Companies Act, 2013 read with Rule 20 of the Companies (Management and Administration) Rules, 2014 and pursuant to Regulation 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, in compliance with the General Circulars issued by the Ministry of Corporate Affairs (‘MCA‘) and circulars issued by the Securities and Exchange Board of India (‘SEBI’) for the purpose of:

(i)	Scrutinizing the remote e-voting process and

(ii)	Scrutinizing the voting done through electronic voting system (“Instapoll” ) at the AGM.

Both the above-mentioned voting is done under the provisions of Section 108 of the Companies Act, 2013 read with Rule 20 of the Companies (Management and Administration) Rules, 2014 and pursuant to Regulation 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

The management of the Company is responsible to ensure compliance with the requirement of the Companies Act, 2013, Rules and circulars issued by MCA and SEBI relating to conducting of AGM through VC/OAVM and voting by electronic means for the resolutions contained in the Notice of the Seventy Ninth Annual General Meeting of the Equity Shareholders dated May 22, 2025. My responsibility as a Scrutinizer for the voting process of voting by electronic means is restricted to making a Consolidated Scrutinizer’s Report of the votes cast “in favor” and/or “against” the resolutions stated in the notice of the AGM, based on the report generated from the e-voting system provided by KFin Technologies Limited, the Agency authorized under the Rules and engaged by the Company to provide remote e-voting facilities and e-voting facilities to vote at the AGM (“Instapoll”).

I submit my report as under:

1.	The remote E-Voting period remained open from 9:00 AM IST on Saturday, July 12, 2025, up to 5:00 PM IST on Tuesday, July 15, 2025.

2.

The Annual Report, the Notice of Annual General Meeting and the e-voting instructions were sent only by the electronic mode (e-mail) to those members whose email addresses were registered with the Company / Depository Participants / Depositories on June 21, 2025 pursuant to General Circular Nos. 14/2020 dated April 8, 2020 and 09/2024 dated September 19, 2024 issued by Ministry of Corporate Affairs read with SEBI circular nos. SEBI/HO/CFD/CMD1/CIR/P/2020/79 dated May 12, 2020 and SEBI/HO/CFD/CFD-PoD-2/P/CIR/2024/133 dated October 3, 2024 issued by the Securities and Exchange Board of India (Collectively referred to as “Circulars”).

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3.	The voting rights were reckoned as on Wednesday, July 09, 2025, being the Cut-off date for the purpose of deciding the entitlements of members for e-voting (Remote e-voting and Instapoll).

4.	After the conclusion of the Annual General Meeting, the votes cast through remote e-voting were unblocked on Wednesday, July 16, 2025, at 11:18 AM IST.

5.	After declaration of voting by the Chairman, the shareholders present at the AGM through VC voted through e-voting facility provided by KFin Technologies Limited.

6.

As per the information given by the Company / RTA the names of the shareholders who had voted by remote e-voting through the facility provided by KFin Technologies Limited had been blocked and only those members who were present at the AGM through VC and who had not voted on remote e-voting were allowed to cast their votes through e-voting system during the AGM.

7.	Based on the data provided by KFin Technologies Limited e-voting system, the total votes cast in favour or against for all the resolutions proposed in the Notice of the AGM are as under:

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1.	RESOLUTION NO. 1

To receive, consider and adopt the Audited Financial Statements of the Company (including consolidated financial statements) for the financial year ended March 31, 2025, together with the Reports of the Board of Directors and Auditors thereon. - Ordinary Resolution

(i)	Voted in favour of resolution

Particulars	Remote E-voting	E-Voting at the AGM (Instapoll)	Total
Number of Members voting	2,978	6	2,984
Number of votes cast by them	9,33,45,93,264	550	9,33,45,93,814
% of Total Number of valid votes cast	99.956	100	99.956

(ii)	Voted against the resolution

Particulars	Remote E-voting	E-Voting at the AGM (Instapoll)	Total
Number of Members voting	53	0	53
Number of votes cast by them	40,80,177	0	40,80,177
% of Total Number of valid votes cast	00.044	0	00.044

(iii)	Invalid Votes - NIL

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2.	RESOLUTION NO. 2

To confirm the interim dividend of ₹6 per equity share declared by the Board of Directors on January 17, 2025, as the final dividend for the financial year 2024-25. - Ordinary Resolution

(i)	Voted in favour of resolution

Particulars	Remote E-voting	E-Voting at the AGM (Instapoll)	Total
Number of Members voting	2,975	6	2,981
Number of votes cast by them	9,34,33,20,176	550	9,34,33,20,726
% of Total Number of valid votes cast	99.999	100	99.999

(ii)	Voted against the resolution

Particulars	Remote E-voting	E-Voting at the AGM (Instapoll)	Total
Number of Members voting	61	0	61
Number of votes cast by them	1,03,253	0	1,03,253
% of Total Number of valid votes cast	00.001	0	00.001

(iii)	Invalid Votes - NIL

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3.	RESOLUTION NO. 3

To consider appointment of a Director in place of Mr. Srinivas Pallia (DIN: 10574442) who retires by rotation and being eligible, offers himself for re-appointment. - Ordinary Resolution

(i)	Voted in favour of resolution

Particulars	Remote E-voting	E-Voting at the AGM (Instapoll)	Total
Number of Members voting	2,923	6	2,929
Number of votes cast by them	9,34,02,24,680	550	9,34,02,25,230
% of Total Number of valid votes cast	99.968	100	99.968

(ii)	Voted against the resolution

Particulars	Remote E-voting	E-Voting at the AGM (Instapoll)	Total
Number of Members voting	100	0	100
Number of votes cast by them	30,35,479	0	30,35,479
% of Total Number of valid votes cast	0.032	0	0.032

(iii)	Invalid Votes - NIL

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4.	RESOLUTION NO. 4

To appoint M/s. V. Sreedharan & Associates, Practicing Company Secretaries, as Secretarial Auditors of the Company. - Ordinary Resolution.

(i)	Voted in favour of resolution

Particulars	Remote E-voting	E-Voting at the AGM (Instapoll)	Total
Number of Members voting	2,952	6	2,958
Number of votes cast by them	9,33,52,76,110	550	9,33,52,76,660
% of Total Number of valid votes cast	99.919	100	99.919

(ii)	Voted against the resolution

Particulars	Remote E-voting	E-Voting at the AGM (Instapoll)	Total
Number of Members voting	68	0	68
Number of votes cast by them	76,05,674	0	76,05,674
% of Total Number of valid votes cast	0.081	0	0.081

(iii)	Invalid Votes - NIL

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8.	A list of Equity shareholders who voted “FOR”, “AGAINST” the resolutions (Both through Remote E-voting and E-voting at the AGM) has been handed over to the Company Secretary.

9.

The electronic data and all other relevant records relating to the e-voting shall remain in my safe custody and shall be handed over to the Company Secretary for preserving safely after the Chairman considers, approves and signs the Minutes of the aforesaid Annual General Meeting.

Thanking You,

Yours faithfully,

For V. Sreedharan & Associates

(Pradeep B Kulkarni)

Partner

FCS: 7260; CP No. 7835

Date: July 16, 2025

Place: Bengaluru

UDIN: F007260G000795938

Peer Review Certificate No: 5543/ 2024

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